Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated September 11, 2017 to Prospectus dated September 11, 2017

Registration No. 333-219085

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

	2017 Series B 3.80% Senior Notes Due 2047	2013 Series C 2.75% Senior Notes Due 2023
Principal Amount:	$550,000,000	$200,000,000 (Reopening of notes issued on March 14, 2013)

Expected Rating (Moody’s/S&P/Fitch)*:	A2 (stable outlook)/ BBB+ (stable outlook)/ A (stable outlook)	A2 (stable outlook)/ BBB+ (stable outlook)/ A (stable outlook)

Trade Date:	September 11, 2017	September 11, 2017

Settlement Date:	September 13, 2017 (T+2)	September 13, 2017 (T+2)

Final Maturity Date:	September 15, 2047	March 15, 2023

Interest Payment Dates:	March 15 and September 15	March 15 and September 15

First Interest Payment Date:	March 15, 2018	September 15, 2017

Make-Whole Call:	T+ 20 bps prior to March 15, 2047	T+ 12.5 bps prior to December 15, 2022

Par Call:	On or after March 15, 2047	On or after December 15, 2022

Treasury Benchmark:	3% due May 15, 2047	1.625% due August 31, 2022

Benchmark Yield:	2.725%	1.697%

Spread to Benchmark:	+ 110 bps	+ 70 bps

Reoffer Yield:	3.825%	2.397%

Coupon:	3.80%	2.75%

Price to Public:	99.556%	101.735%, plus accrued interest from and including March 15, 2017 to but excluding September 13, 2017. The total amount of accrued interest on September 13, 2017 will be $2,719,444.44.

Proceeds to Company Before Expenses:	98.681%	101.135%

CUSIP/ISIN:	927804 FY5 / US927804FY56	927804 FN9 / US927804FN91

Joint Book-Running Managers:	RBC Capital Markets, LLC; Scotia Capital (USA) Inc.; SunTrust Robinson Humphrey, Inc.; and U.S. Bancorp Investments, Inc.

Co-Managers:	Penserra Securities LLC and Samuel A. Ramirez & Company, Inc.

Use of Proceeds:	We intend to use the net proceeds from the sale of the Senior Notes for general corporate purposes, including the repayment of our $600 million 2007 Series B 5.95% Senior Notes which have a maturity date of September 15, 2017 and are included in short-term debt, which as of August 31, 2017 included $175 million in outstanding commercial paper with a weighted average yield of 1.40% per year and a weighted average days to maturity of approximately 19 days.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated September 11, 2017, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

RBC Capital Markets, LLC	1-866-375-6829
Scotia Capital (USA) Inc.	1-800-372-3930
SunTrust Robinson Humphrey, Inc.	1-800-685-4786
U.S. Bancorp Investments, Inc.	1-877-558-2607

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.